

January 13, 2020

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail
Suite 300
Boca Raton, FL 33431

> **Re: Red Violet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 7, 2019**
> **File No. 001-38407**

Dear Mr. Dubner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joshua Weingard